Exhibit 99.1

Stevanato Group S.p.A.

"First Quarter 2023 Financial Results Conference Call"

Thursday, May 04, 2023, 02:30 PM CEST

Moderators:	Franco Stevanato, Executive Chairman
Franco Moro, Chief Executive Officer
Marco Dal Lago, Chief Financial Officer
Lisa Miles, Senior Vice President Investor Relations

Operator:

Good afternoon. This is the Chorus Call conference operator. Welcome and thank you for joining the Stevanato Group's First Quarter 2023 Financial Results Conference Call. As a reminder, all participants are in listen-only mode. After the presentation, there will be an opportunity to ask questions. Should anyone need assistance during the conference call, they may signal an operator by pressing "*" and "0" on their telephone.

At this time, I would like to turn the conference over to Ms. Lisa Miles, Senior Vice President, Investor Relations. Please go ahead, madam.

Lisa Miles:

Good morning and thank you joining us. With me today is Franco Stevanato, Executive Chairman, Franco Moro, Chief Executive Officer, and Marco Dal Lago, Chief Financial Officer. A presentation illustrating today's results can be found on the IR section of our website.

As a reminder, some statements being made today will be forward-looking in nature and are only predictions. Actual events and results may differ materially as a result of risks we face, including those discussed in Item 3D entitled Risk Factors in the company's most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.

We encourage you to review the information contained in our earnings release in conjunction with our SEC filings and our latest Form 20-F. The company does not assume any obligation to revise or update these forward-looking statements to reflect subsequent events or circumstances, except as required by law.

Today's presentation may contain non-GAAP financial information. Management uses this information in its internal analysis of results and believes this information may be informative to investors in gauging the quality of our financial performance, identifying trends in our results, and providing meaningful period-to-period comparisons. For a reconciliation of non-GAAP financial measures, please see the company's most recent earnings press release.

And with that, I'll hand the call over to Franco Stevanato for opening remarks.

Franco Stevanato:

Thank you, Lisa, and thanks for joining us today. Our solid first quarter results confirm the positive momentum exiting 2022. They illustrate the strengths and the fundamentals of our business as we advance our multi-year strategic plan to capitalize on rising demand and to drive durable growth.

Our experience in delivering high quality, high performing products makes us a partner of choice with customers. Our long history of embedding science, technology, and industry expertise to drive continuous advancements has led to a highly differentiated product portfolio. We work alongside our customers to drive innovation by supporting them in the early stage development through the entire life cycle of the drug.

Our mission critical products are built into the regulatory filings creating a captive customer base. We operate in growing end markets with strong secular tailwinds. We have an increasing presence in biologics, which is the fastest growing market segment. We see ample opportunities in treatment classes such as GLP-1s, monoclonal antibodies, mRNA applications, and biosimilars over the next several years.

Our presence in GLP-1s dates back to 2010. We believe that we are well positioned to further support customers in the upcoming wave of new indication for GLP-1s. While this presents a significant opportunity for us, it is just one of the many favorable tailwinds within the growing biologics market. Above all, our global footprint, differentiated product portfolio, and integrated end-to-end solutions offer customers, a unique value proposition. This provides us with sustained competitive advantages. We believe, we are ideally poised to seize the opportunities in front of us to drive long-term organic growth and build shareholder value.

I will now hand the call over to Franco.

Franco Moro:

Thank you, Franco. Starting on Slide 7, we are off to a good start with the first quarter results highlighted by 12% revenue growth, and an adjusted EBITDA margin of 26%. Strong demand for our EZ-Fill® products has driven the shift in revenue towards more accretive high-value solutions, which represented approximately 32% of revenue in the first quarter.

For the first quarter, new order intake decreased to approximately €236 million, compared to last year. This was due to the expected drop in COVID-19 orders and the normalization of customer ordering patterns, as global supply chains stabilize. At the end of the first quarter, our backlog of committed orders totaled approximately €955 million.

Turning to Page 8. During the quarter, we announced an agreement with Thermo Fisher to launch a fully integrated supply chain for our proprietary on-body delivery system. The collaboration leverages the power of our integrated capabilities by bringing together our on-body drug delivery device, our ready to use EZ-Fill® cartridges, and our assembly lines, while Thermo Fisher will provide the fill-and-finish and final assembly services.

The collaboration offers pharma customers a proven end-to-end supply chain to support clients from drug development to commercialization.

We also signed an agreement to develop and manufacture our Alba® pre-fillable syringes for Recipharm's soft mist inhaler. The combination of our Alba® syringe and Recipharm's innovative technology delivers sensitive biologics more efficiently, and provides enhanced stability and safety. Our Alba® platform is purpose built for biologics, because it significantly reduces any potential interaction between the drug and the container.

On Page 9, the self-administration of medicine and pharmaceutical innovation are creating demand for our products. Consequently, we expect that continued advancements in biologics, including mRNA applications, monoclonal antibodies, the newest class of GLP-1s and biosimilars, will drive durable organic growth over the long-term. While GLP-1s have been an established treatment for diabetes for many years, they are demonstrating remarkable results in weight management. This is driving significant demand for obesity treatments.

Diabetes and obesity affect a significant portion of the world's population, and the rates of incidence are expected to climb. According to the World Obesity Federation, an estimated 38% of the population was considered overweight or obese in 2020. This is projected to rise to 51% by 2035, if current trends prevail.

Moving to Page 10, today, the majority of injectable treatments for these diseases use either a pen device or auto-injector for self-administration. In the case of a pen device, the doses can be modulated, and the device can be used more than once. The pen uses a glass pen cartridge, and it is the standard delivery format adopted globally for diabetes care. For single-use auto-injectors, the standard format is a syringe. As the market leader in pen cartridges, we have built a leading franchise supporting diabetes management. Our established role in the diabetes market helped anchor our position as one of the primary suppliers in the GLP-1 market for obesity treatments.

In fact, we are present in both commercialized GLP-1 products and new programs under development including biosimilars. The range of products we supply today includes bulk cartridges, EZ-fill® cartridges, and high-value syringes. On the engineering side, we are also supplying lines for visual inspection and lines for assembly and packaging. We expect that GLP-1s will continue to contribute to growth in the coming years.

Most importantly, our opportunity set is not limited to any single class of treatment. As Franco mentioned, we see broad opportunities across biologics, which is driving demand for high-value solutions.

On Page 11, a brief update on our capital projects. In both the U.S. and Italy, progress is advancing largely as expected. As we mentioned last quarter, we accelerated our expansion plans in Indiana in response to higher demand for high-value solutions driven principally by the growth in biologics. The first production lines are on site. We are actively bringing on staff and validation activities are still expected to begin in the fourth quarter. In Latina, Italy, validation is still expected to begin this summer, followed by commercial production in the fourth quarter.

In summary, on Page 12, we are making substantial progress. First, we are shifting our revenue mix toward high-value solutions. Second, we continue to build strategic collaboration to leverage our strengths and meet customer demand. Third, we believe we are well positioned to capitalize on favourable industry trends, such as the expected increase in GLP-1s. And finally, we remain on track with our capacity expansion in the US and Europe, as we aim to build durable organic growth.

With that, I now hand the call over to Marco.

Marco Dal Lago:

Thanks, Franco. Before I begin, I want to clarify that all comparisons refer to the first quarter of 2022, unless otherwise specified. Starting on Page 14, for the first quarter of 2023, revenue increased 12% to €238 million, or 11% on a cost and currency basis, principally driven by growth in both segments and the shift to high-value solutions. We are making relevant progress, growing our mix of high-value solutions, which increased 25% to €76.7 million in the first quarter of 2023, and represented 32% of revenue.

As expected, revenue for COVID-19 decreased 57% over the prior year and accounted for 4% of revenue in the quarter. For the first quarter of 2023, gross profit margin increased 20 basis points to 32%, mainly driven by more accretive high-value solutions, and to a lesser extent, margin improvement in the engineering segment. As expected, this was offset by the increasing industrial costs and higher depreciation, as our new plants come into service. We expect these temporary inefficiencies will continue throughout 2023, and this is assumed in our 2023 guidance.

Operating profit margin in the first quarter decreased 80 basis points to 17.1%, mostly due to the higher SG&A expenses to support growth initiatives. Excluding start-up costs on the new plants, adjusted operating profit margin was 18.3% in the first quarter, and consistent with the same period last year.

For the first quarter of 2023, net profit totaled €28.3 million and we delivered diluted earnings per share of €0.11. This included an unfavorable impact to diluted EPS of approximately €0.01 recorded in finance expense due to the unexpected strengthening of the Mexican peso against the euro and the US dollar. Excluding start-up costs, adjusted net profit was €30.4 million and adjusted diluted EPS of €0.11. Adjusted EBITDA increased 15% to €61.9 million and the adjusted EBITDA margin was up 50 basis points to 26%.

Moving to segment results on Page 15. For the first quarter, revenue from the Biopharmaceutical and Diagnostic Solutions (BDS) Segment increased 13% or 12% on a constant currency basis to €195.5 million over the same period last year. Revenue from high-value solutions increased 25% to €76.7 million and revenue from other containment and delivery solutions increased 7% to €118.8 million. Gross profit margin increased 80 basis points to 33.7% in the first quarter of 2023, mainly driven by the growing mix of more accretive high-value solutions.

For the first quarter of 2023, operating profit margin for the BDS segment decreased to 19.8% mainly due to higher SG&A costs to support growth initiatives.

For the first quarter of 2023, revenue from the Engineering Segment increased 7% to €42.4 million driven by strong sales in visual inspection and assembly and packaging lines. For the first quarter of 2023, gross profit margin for the engineering segment increased 30 basis points to 21.7% driven by higher margins in all product families and ongoing business optimization effort.

Improvement in gross profit margin and higher absorption of SG&A costs led to operating profit margin of 15.2% in the first quarter of 2023, an increase of 140 basis points over the same period last year.

On Slide 16, as of March 31st 2023, we had net debt of €46.5 million and cash and cash equivalents of €158.8 million. For the first quarter of 2023, net cash generated from operating activities was €37.1 million and reflects our current working capital needs to support the growth in the business.

As expected, capital expenditures for the first quarter of 2023 were €113.2 million, as we expand our industrial footprint amid rising customer demand. This was the main reason for negative free cash flow of €91 million in the first quarter. We believe that our cash on hand, coupled with our loan agreements, provides us with adequate liquidity to fund near-term growth.

Lastly on Page 17, we are reiterating our full year 2023 guidance. We continue to expect revenue in the range of €1.85 billion to €1.115 billion. Adjusted diluted EPS in the range of €0.58 to €0.62 and adjusted EBITDA in the range of €290.5 million to €302.5 million. Our 2023 guidance assumes that for the second quarter of 2023, revenue is expected to grow in the range of mid-single digits to high-single digits compared with the same period last year.

Revenue will be stronger in the second half of 2023 compared with the first half of the year. High-value solutions will represent approximately 32% to 34% of revenue. COVID-19 will represent approximately 2% to 3% of revenue and lastly, we are estimating a currency headwind of approximately €13 million to €14 million.

Thank you. I hand the call to Franco for closing comments.

Franco Moro:

Thanks, Marco. In closing, we are operating in an environment of favorable demand with attractive end markets characterized by strong secular tailwinds. We are executing against our strategic and operational priorities to capitalize on demand and support customers across the entire drug life cycle. We continue to make relevant progress as we advance our global expansion plans to: increase our capacity in high-value solutions and enhance our proximity to customers; Grow our mix of high-value solutions as customers turn to ready-to-use formats and move up the product value chain; Invest in R&D to maintain and accelerate our market-leading position; and Build a multi-year pipeline of new opportunities by supporting our customers through scientific innovation to meet their evolving needs.

And lastly, we will host our first Capital Markets Day on September 27th in New York City. So, stay tuned for updates over the next few months. And with that, let's open it up for questions.

Q&A

Operator:

Excuse me. This is the Chorus Call conference operator. We will now begin the question and answer session. Anyone who wishes to ask a question may press "*" and "1" on their touchtone telephone. To remove yourself from the question queue, please press "*" and "2." Please pick up the receiver when asking questions.

The first question comes from Derik de Bruin of Bank of America. Mr. De Bruin, your line is open, sir.

Derik De Bruin:

Sorry, I was on mute. Thank you. Good morning, thanks for taking my questions. So I appreciate the incremental color on the GLP-1s. I think one other questions that we've gotten from investors is, you know, obviously you've been around for a while and you've been building capacity [indiscernible] for a while. How should we think about what, you know, potential incremental demand on-going here? I mean how is the capacity building right now, is it completely booked as it is for products or is it in flexible opportunity should demand globally higher, just to try and understand what's your better new guide for the GLP-1?

Lisa Miles:

Derik, it's really challenging to hear you. I think your question relates to the incremental capacity that we are building as it relates to GLP-1. Is your question the types…with the types of products that was implementing as it relates to the capacity or could you clarify that?

Derik De Bruin:

Yeah, basically, I was asking the capacity that you are bringing on, what is…you know, is the capacity that you are currently bringing on line mostly is already filled or is there some incremental or is it really for further growth. Maybe, I am just trying to figure out what is the GLP-I [indiscernible] I am just trying to figure out what is already embedded in your guide versus what's the incremental to business, given the classic drugs you will be doing a little better.

Franco Moro:

Thank you Derik for the question. I have to start by saying that all the growth opportunity we have in front us are not linked to a single treatment area and we are investing in high value solution because we see in the biologic space the most important opportunities that are not only for GLP-1 but includes also other area of technologies like monoclonal antibodies, mRNA applications and then we look also to the expansion of biosimilar space for biologics. That said, obviously, also GLP-1 opportunities are embedded in our plan for the year and in our

CAPEX execution to have enough capacity to meet customer demands in the years to come and we are executing accordingly.

Derik De Bruin:

Thank you. A little bit clarity on the second quarter guidance, mid to high single digit revenue growth that was a little below where the consensus estimates were and where we were. Can we sort f talk to us about pacing of revenues to the back of the quarter, when you have a really tough comp in the fourth quarter? You are serving just the way the guide…sort of more backend loaded. Can you just talk about how we should think about pacing for the rest of the year in revenue?

Marco Dal Lago:

Yes, very good morning. In the second half of the year, we expect higher revenue than in the first half similarly to what we have done last year. This year in particular, we can see stronger revenue second half due to the visibility we had in our backlog and in the forecasts from our customers and on top of it, you know very well, we are installing capacity in Italy that will be generating further revenue in the second part of the year. So this is what we can see today. We reiterate our guidance through the year and we expect in the second quarter mid-single-digit to high single digit growth compared to last year same period.

Derik De Bruin:	Great. Thank you very much.

Lisa Miles:	Thank you. Operator, next question please.

Operator:	Yes ma'am, the next question is from Paul Knight of KeyBanc Capital Market.

Paul Knight:

Yes, this would probably be for Marco Dal Lago. The question I have is when I look at COVID revenue in past periods, was that evenly distributed through all product lines or was it within the Biopharma and Diagnostics Solutions group?

Marco Dal Lago:

It's totally referred to the BDS segment. You know, the main format used for COVID treatment are vials both in bulk and EZ-fill®  configuration. As expected, we can see a slowdown in COVID as anybody else, and we reiterate our guidance between 2% and 3% of revenue from COVID in 2023.

Paul Knight:	Okay. So high value solutions was where most COVID would go with revenues recognized, Marco.

Marco Dal Lago:

In COVID business, we haven't experienced a different mix compared to the rest of the company between high value and other containment delivery solution. Se we expect the slowdown of COVID will not affect our mix.

Paul Knight:	Okay. Got it. And then regarding the outlook on GLP-1s, Franco, is there any estimate that you believe…you have in terms of market share for just developing market of GLP-1s?

Franco Moro:

You know that all the estimates for this business line in GLP-1 talk about mostly multi-billion overall business. And important for us is that in this business, we have the right mix of product that are cartridges in bulk configuration and EZ-fill® configuration and also syringes that are needed for the auto-injector. The current situation is over weighted in terms of bulk cartridges because it is coherent with the past and GLP-1 is not something new and it is in the commercial market since many years. It's not completely new. We expect the evolution of this market going in the direction of high-value solution both for EZ-fill® cartridges and high value syringes. That said, we expect to have a fair share of this market opportunities because we are the leader in the market for pen cartridges, And we are the second most important player in the syringe space. So we expected to have a fair share of these opportunities. And our visibility is giving us good prospect in this direction.

Paul Knight:	Okay. And then, lastly, Franco, is the…when will Latina and when will Indiana, in your opinion being generating revenue?

Franco Moro:

We are on track with our plans. And so we expected to have a commercial sales from Latina in the last quarter of this year and validation activity in Fishers Indiana and the completion in the last part of the year to have our first revenue generation in the third part of the '24.

Paul Knight:	Okay. Thank you.

Lisa Miles:	Okay, thanks. We have the next question, please?

Operator:	The next question is from Patrick Donnelly from Citi.

Analyst:

Hi, good morning. Lizzie[ph] on for Patrick. So just one more question on the second quarter side. How should we think about margins? And then for the back half year so how should we think of second half margins, it's as higher then first half along with revenue as you discussed before? Thanks.

Marco Dal Lago:

Yeah, thank you for the question. In the second part of the year, we expect to keep on having the similar mix we had in Q1. We are…our guidance is between 32% to 34% of high value solutions. We realize some better opportunity to leverage our fixed expenses in second part of the year due to the higher revenue. On the other side, we expect some inefficiencies related to the start-up cost of the new facilities in Indiana and the Latina in Italy. But overall, we plan to expand our margin in the second part of the year.

Analyst:

Thanks for that. And then on the China's facility. I think you mentioned last quarter you're pausing for now and then resuming planning and development in 2024. Is that still the right way to think about it just given there's so much demand in the U.S. and Europe I guess for GLP1s. And that's it from me. Thanks.

Franco Moro:

Lizzie, we confirmed that what we said also during the last call, We are allocating our capital where we see the best opportunity and a closer need of our customers. So we decided to accelerate the investment in Italy and Fishers Indiana because there is the opportunity to leverage on the strong demand there. And China will remain a strategic target for us in terms of market. And we decided to pause the investments for a while and we still expect to take a decision for new start of the initiative sometime in '24.

Analyst:	Okay. Thank you.

Operator:	The next question is from Tim Daley of Wells Fargo.

Tim Daley:

Thank you. So I did want to dig a bit into market dynamics on self-injectables. So I appreciate the color and the commentary around Stevanato's is #1 position in pen cartridges and I think you mentioned you're #2 in auto-injectors. I believe we wegovy and ozempic single shot injectors, so kind of that auto-injector #2 position, just given the uncertainties around rates, environmental, plastics et cetera, does this market leads like allow itself or does the drug allow itself to be utilized in a pen cartridge approach for a multi-dose injector or just any color there around this is a very attractive market to tap in for you, that's your #2 position, but your #1, any potential for this formula to change in terms of delivery mechanism? Thanks.

Franco Moro:

Well first of all, I have to reiterate that GLP1 isn't something that reached commercial sales, while the introduction of the GLP1 system was approved by FDA in 2005. And we are in the business from 2010 for GLP-1. So there is a current situation that is more linked to the format for delivery adopted in the beginning…at the beginning where the only format for cartridges was the bulk one. And the pen cart…the pen injector has been the first delivery system adopted globally, as this still the dominant one, it doesn't mean that the new treatments are not targeted different delivery format trying to adjust to the patient needs and preferences. And for us, it's very important to be able to serve both formats pen injector with the cartridges and EZ-fill® cartridges that are for multiple use, and also auto injector with syringes that are for a single use at the moment with the current technology. It is also important for us that auto injector needs very high quality syringes with the special performances in terms of in mechanical resistance and also the driving force to let the auto injector works well. And our strengths is to be present both formats. And that is the reason why we're not targeting one thing of opportunities but we're ready to serve our customers in both ways.

Lisa Miles:	Tim the only thing I want to add to that is that we are seeing different approaches by different customers. And it's also important to point out that there are different approaches regionally as well.

Tim Daley:

Alright. I do appreciate all that color. Thank you so much for all of that. And then just curious on the order intake in the quarter. You know, just curious is there…can you give us a net new business growth rate on ex-COVID basis to help us understand kind of the book-to-bill dynamics when you take COVID out of the revenues and take COVID out of the orders. Thank you.

Lisa Miles:	Was your question new order intake ex-COVID Tim sorry it was a little…

Tim Daley:	Yes, trying to get book-to-bill on a clean kind of non-COVID basis.

Franco MORO:

Yes, we did. We are looking at this talking about order intake, but I want to stress that order intake and backlog are good indicators of the demand, but it's not the only way we have visibility into the customer needs, because we have always talked with customers and also discussions about long-term agreements…multi-year agreements, the visibility in their needs is in this sense, much higher and much deeper than only what is committed orders because of backlog and order intake is only for…we consider only committed orders. Sometimes the customer has to wait for issuing the committed order, because they haven’t already set the supply chain in terms, of where they wanted to fill the container. So committed orders are an order intake are good indicators but we have much better visibility and this visibility that allows us to plan the future in our CAPEX.

Tim Daley:	Alright, great. Thank you so much and time.

Operator:	The next question is from Dave Windley of Jefferies.

Dave Windley:

Hi, good morning. Thanks for taking my questions. And good afternoon in your case probably. I wanted to follow-up on Tim's question on the committed order, so if I look at the magnitude of COVID revenue in last year and this year, which would have been in kind of €22 million last year and maybe 9ish…€9.5 million, €10 million this year. I'm guessing that the order-of-magnitude for COVID would have been you know, something around those numbers. Your change in orders year-over-year is €88 million. So it seem like the majority of the change in order year-over-year probably comes from the non-COVID the, you know changes in timing of orders. So I wondered if you could peel that apart a little bit, confirm what I'm thinking and maybe talk about what's happening in your order flow, aside from COVID…ex-COVID? Thanks.

Marco Dal Lago:

Yes, thanks, David for the question. Marco speaking. You’re right last year we won about €41.5 million of fresh orders in the first quarter related to COVID, this year the amount is zero. If we look at the fluctuation excluding COVID, yes, we had €282 million last year and €235 million this year, but it's normal for us and to have quarterly fluctuations of this KPI. And as Franco was mentioning, this is not the sole indicator we have to measuring the demand coming from the market. So we experienced fluctuations But this is not the only indicator we have.

Dave Windley:	Got it. And related to that, you're talking about stronger growth in the second half? Can you talk about the visibility that you do have for that either in the committed orders or?

Marco Dal Lago:

Yes, considering the Q1 revenues and the committed backlog only we are covered for about 80% of the center point of our guidance. So we still have 9 months to generate the fresh orders and to convert them into revenues for reaching our guidance.

Franco MORO:

We can confirm that these are the very normal situation at this time of the year, it is nothing that is different from the past, if you don't consider the different situation we experienced during COVID. That is a very normal situation for the first quarter.

Dave Windley:

Got it. Great, thank you. On the cost side you highlighted some additions in SG&A costs and BDS, as I suspect those are hires as you get closer to opening facilities in Latina and Indiana. Correct me if I'm wrong there. But I'm wondering if that continues to ramp as we get closer to commercial revenue in those facilities, or have we seen a step function that now is more flat as we proceed through the year.

MARCO DAL LAO:

We expect SG&A will be better leveraged in the second part of the year, we are increasing SG&A expenses mainly driven by customer activities - we are meeting customers, doing fair exhibitions . And we are also strengthening the organization in G&A expenses with the regional organization and public company status. Nevertheless, we expect in the second part of the year to better leverage our future expenses due to the growth of our business.

Dave Windley:	Okay, great. I'll leave it at that. Thank you.

Lisa Miles:	Thanks, Dave.

Operator:	The next question is from John Sourbeer of UBS.

Analyst:

Hello, Tianqi calling for John. So very good, [indiscernible] growth in this quarter? Can you talk a little bit more about the traction with customer [indiscernible]. What is the typical timeline for introducing new products, and what are the drivers to get it done…to get it's long term percentage targets? Thank you.

Lisa Miles:	Just to confirm your question is around high-value solutions and some of the drivers to get to our near term target of the high 30%?

Analyst:	Yes, that's correct. And also what's the typical time for introducing new products in [indiscernible]?

Franco MORO:

Yes, the main driver for the growth of higher-value solution is that possible in area of biologics where we have very strong demand related not only to GLP1s as I mentioned before, but also in monoclonal antibodies and mRNA applications. And this is the evidence that our strategy to invest in high-value solutions is really something that matches the needs of our customer, and the fact that we decided to accelerate our investment both in Europe in Italy and in the U.S., is because we have active programs with our customer that, are interaction of the adoption of EZ-fill® cartridges and vials as a new standard in that space, and high-value syringes like Nexa syringes for auto injectors and Alba®  syringes that is perfect answer to the needs of high sensitive biologic molecules.

Analyst:

Thank you. if I can just squeeze in one more. Can you talk a little bit more on pricing. What kind of inflationary pressure are you…are you experiencing in the quarter and any push back from customers on those pricing dynamics? Thank you.

Lisa Miles:	And may I ask you to repeat the question one last time?

Analyst:

Yes, sure. So can you talk a little bit more on pricing, what kind of inflationary pressure you're experiencing in the quarter? And are you receiving any pushback from customers on the pricing dynamics?

MARCO DAL LAGO:

We can see inflation as anybody else. There are different levels of inflation depending on the items. For example, we had a little bit of relief in energy costs and gas prices in the first quarter. But on the other hand, the cost of labor has grown. So …our methodology is the same we applied last year, planning in advance…more in advance compared with last year, but we keep on recalculating our cost basis and price accordingly to our customers.

Analyst:	Thank you very much.

Operator:	This ends the Q&A session. Ladies and gentlemen, thank you for joining. The conference is now over, and you may disconnect your telephones.